Filed by PacifiCare Health Systems, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                               Subject Company: PacifiCare Health Systems, Inc.
                                                  Commission File No. 001-31700


[The following has been posted on PacifiCare's website - www.pacificare.com]


                  EXHIBIT E-1: Narrative Description of Filing

         PacifiCare of California (the "Plan" or "PacifiCare") submits this Notice of Material Modification ("Notice") to the Department of Managed Health Care ("DMHC") to provide information regarding the proposed acquisition of the Plan and its affiliates by UnitedHealth Group Incorporated ("UHG"). The transaction described herein will benefit Plan members in many ways, starting with expansion of the national health care provider network. At the same time, there will be significant continuity for the Plan, its members and providers. The Plan's management team will remain intact without change, and the Plan will continue to rely on its California health care delivery system model of delegating health care decisions to its capitated physician groups.

         Licensed as a full service health care service plan pursuant to the Knox-Keene Health Care Service Plan Act of 1975 (the "Act"), the Plan is a wholly-owned subsidiary of PacifiCare Health Plan Administrators, Inc. ("PHPA"), and PHPA is a wholly-owned subsidiary of PacifiCare Health Systems, Inc. ("PHS"). The Plan submits this Notice in connection with the change in control that will occur upon closing of the Agreement and Plan of Merger dated as of July 6, 2005 ("Merger Agreement"). In accordance with the Merger Agreement, UHG proposes to acquire the Plan and its affiliates by the merger of PHS with and into Point Acquisition LLC ("Acquisition LLC"), a newly formed limited liability company which is organized under the laws of the State of Delaware and wholly-owned by UHG. As part of the merger, Acquisition LLC will change its name to PacifiCare Health Systems, LLC. The transactions contemplated in the Merger Agreement are hereafter collectively referred to as the "Merger." A copy of the Merger Agreement, including a redacted copy of the company disclosure letter, is filed herewith as Exhibit E-4. An unredacted copy of the company disclosure letter is filed as Exhibit E-8 with a request for confidential treatment.

         The Plan is not party to the Merger Agreement, and the Merger will have no adverse or material impact on Plan operations, subscribers or enrollees, except as described herein. The Plan submits this Notice following the DMHC's requested process for notifying the DMHC of a plan's intent to enter into a merger, consolidation, acquisition of controlling interest, or sale of a plan or of all or substantially all of the assets of a plan, directly or indirectly.

Short and Long Term Benefits of the Merger
------------------------------------------

         In the following paragraphs, the Plan sets forth the anticipated benefits to California consumers that the Plan anticipates following the completion of the proposed Merger. However, to date, due to antitrust and other constraints, the parties have had only high level discussions regarding merger integration planning. Following consummation of the Merger, UHG intends to closely evaluate the operations of PHS and its affiliates to determine how best to optimize the value of the operations and business expertise of PHS and its affiliates. Changes to Plan operations following this evaluation will be filed with the Department prior to or at the time of implementation, to the extent required and consistent with the requirements of the Act. The following statements should be taken in this context.

         The combination created by the proposed Merger will create a diverse health care enterprise focused on providing a broad range of quality, affordable and easy-to-use health care services in California and nationwide.

         Over the past several years, PacifiCare has focused on strengthening its core operations while providing innovative solutions to today's health care challenges. PacifiCare has now reached a point where it makes sense for it to join with a strong national partner that can help PacifiCare reach the next level in leveraging technology and scale to offer a more diversified range of competitive products and services that improve the affordability and quality of health care, while maintaining the capitated delegated model in California and increasing consumer choice.

         This Merger joins together two highly complementary companies with significant capabilities and a demonstrated commitment to serving diverse constituencies and expanding options for the uninsured. Combining UHG's national health service capabilities with PacifiCare's brand prominence and deep relationships in the Western United States will enable the combined company to better respond to the needs of all Americans, including California consumers.

         This Merger combines both companies' strengths and successes in delivering affordable health care coverage as well as full-service, comprehensive health care programs to consumers and employers nationwide. UHG and PacifiCare bring leadership, innovation and quality that will benefit all Californians as well as all our stakeholders, especially our members, providers, and employer customers. Key benefits of this transaction include:

         PACIFICARE IS MAINTAINING A STRONG PRESENCE IN CALIFORNIA. Once the Merger is completed, PacifiCare will become part of the UHG organization as a subsidiary. As such, PacifiCare's headquarters will remain in Cypress, Calif., and will continue to operate under local leadership. The Plan will maintain its strong management team. In addition, all medical decision-making for Plan enrollees will continue to be made by physicians in the State of California.

         The Plan's current business operations, products and services will remain in place, thus ensuring long-term stability for the Plan and its provider network. Both PacifiCare and UHG are strongly committed to the capitated delivery model which has served California managed care consumers well. Both organizations believe that local accountability is and remains a significant force in the relationship between consumers and their health plans. In addition, UHG has stated its intention to maintain use of the respective PacifiCare and Secure Horizons brand names that Californians have grown to trust and rely on to deliver quality, affordable health care coverage.

         MAINTAINING COMPETITION TO THE BENEFIT OF CALIFORNIA CONSUMERS. California, as in all states, has regional and local health care plans that compete alongside the large national plans. This Merger will allow PacifiCare to maintain its local market presence while enhancing its ability to offer health insurance products and services to California-based employers with significant multi-state operations, thus enabling PacifiCare to compete with national carriers such as Aetna, Cigna, and WellPoint.

         BETTER ACCESS TO ENHANCED PROVIDER SERVICES AND NETWORKS. This Merger will make available a broader and deeper nationwide network of physicians that will enhance the physician referral process to better meet specific patient needs. UHG has stated its intention to make available to California plan members UHG's established "Centers of Excellence," where some of the nation's best doctors and facilities offer care for complex health conditions. Many of these facilities are located in California.

         UHG maintains a national provider network of more than 460,000 doctors and other health care professionals and 4,200 hospitals. As a result of the Merger, it is anticipated that PacifiCare's members in California will have access to more quality doctors and hospitals at reduced rates and avoid more expensive "out-of-network" costs. It is anticipated that this network access will, in particular benefit PacifiCare's point of service membership, due to the ability to access PPO contract providers under the "out of network" feature contained in that benefit design. With respect to PacifiCare's HMO members, it is expected that PacifiCare's delegated medical groups that are at risk for out-of-network medical expenses will also benefit from access to UHG's national network of contracted providers, due to UHG's stated intention to take the steps necessary to make this access available.

         MORE OPTIONS FOR CONSUMERS. The Plan believes that its plan members in California will benefit from previously unmatched resources that will drive innovation and improve health care and cost outcomes. Both PacifiCare and UHG are committed to improving access to health care products and services to underserved populations. The combined companies will continue to focus efforts on creating more options for seniors and vulnerable populations. This includes a continued commitment to programs such as PacifiCare's Latino Health Solutions, Asian Health Solutions, and African American Health Solutions and UHG's Evercare, which will provide coordinated care services for frail and chronically ill seniors.

         In addition, PacifiCare's current efforts to develop lower-cost HMO products will continue, as they are philosophically consistent with UHG's efforts to create health plan options for three million part-time workers and early retirees through its National Health Access program, which provides flexible and affordable health care benefits. Over time, making lower-cost products and services available to more California consumers will benefit the Plan's subscribers and enrollees. California consumers will generally benefit by the creation of greater competition between PacifiCare and the licensed affiliates of other major health care companies, including WellPoint, Kaiser, Blue Shield and Aetna.

         COMBINED CAPABILITY FOR MANAGING PHARMACEUTICAL BENEFITS. It is anticipated that the combined management capabilities of PacifiCare and UHG, in conjunction with the existing capabilities of PacifiCare's pharmacy benefit manager, Prescription Solutions, will result in lower overall drug cost inflation for PacifiCare and UHG customers than would occur in the absence of the proposed Merger.

         BETTER TECHNOLOGY TO ENHANCE PATIENT CARE AND STREAMLINE ADMINISTRATIVE OPERATIONS. Over the last several years, UHG has invested more than $2.5 billion in technology infrastructure and applications to simplify the administrative and claims-handling processes for health care providers so that they can concentrate more on patient care. Also, Internet access for claims submission and tracking, combined with processing-technology enhancements, has increased claims payment timeliness and accuracy. Approximately 300 million internet transactions are conducted on an annualized basis. It is expected this Merger will extend and support further progress in this area to the further benefit of providers.

         In general, UHG's claims performance metrics such as claims adjudication rates, auto adjudication rates, and timeliness appear to be superior to PacifiCare's. Following the Merger, PacifiCare expects to improve its performance in these areas over time as its systems migrate to those of UHG. It should be noted that PacifiCare would not otherwise be able to substantially improve its performance in these areas without a significant investment in new technology that would impact member premiums and PacifiCare's overall ability to compete in the California marketplace.

         In addition, nearly 18 million UHG customers now have electronic ID cards that simplify the process of checking benefit eligibility. In 2006, UHG's business plan anticipates that these cards will facilitate access to, and automatic updating of, the UHG patient's personal health record, further simplifying health care administration and improving quality and safety. It is expected that the combined organizations will investigate the feasibility of extending this leading consumer technology to PacifiCare's customers as soon as is practicable.

         UHG is a leader in the support and delivery of patient-centered care. Individuals are provided with integrated tools and decision support to assist them in working with physicians and hospitals to achieve the best possible quality and cost-effective health care. Over 8.5 million individuals log on to UHG's member Internet portal, myuhc.com, to access evidence-based information that identifies and differentiates leading hospitals and physicians. UHG also supports patients by providing access to specially-trained decision support nurses to support health care decisions that meet the specific needs of individuals and their families. It is expected that the combined organizations will investigate the feasibility of extending these leading consumer technologies to PacifiCare's customers as soon as is practicable.

         PHYSICIANS WILL HAVE MORE SUPPORT IN IMPROVING PATIENT CARE OUTCOMES. This proposed combination will create the opportunity for both companies to combine their respective strengths in areas such as quality improvement and disease management. UHG and PacifiCare have developed innovative programs that support physicians in achieving better quality and safer health outcomes for their patients.

              UHG: UHG has a long-standing commitment to consultation with physicians in the development, design, operation and refinement of clinically related programs. Specifically, UHG's Premium program for conditions such as transplantation, congenital heart surgery, complex cancer care and reproductive services, which is available to 46 million individuals, was designed in consultation with independent physician clinical experts. UHG's Centers of Excellence programs, for more common conditions such as heart and musculoskeletal procedures, which are available to millions more nationwide, were also designed in consultation with an advisory board of independent physician clinical experts. Furthermore to ensure that UHG's enterprise-wide programs are informed by the best-thinking of prominent physician leaders and experts, UHG recently created a standing advisory committee which includes representatives from the American Academy of Family Physicians, American Academy of Pediatrics, American College of Surgeons, American Osteopathic Association, Association of American Medical Colleges, Medical Group Management Association, Ohio State Medical Association, the Physician Consortium for Performance Measures and other nationally renowned medical experts. This advisory committee provides expert physician guidance on the creation of programs to evaluate, report on and improve clinical quality.

              PACIFICARE: PacifiCare's innovative, physician-developed QUALITY INDEX reports that gauge physician and hospital performance, and its $36 million Quality Incentive program that aligns physician incentives with quality care, have resulted in more physicians following evidence-based best practices and have contributed to improvements in medical outcomes. In addition, PacifiCare's disease management programs for conditions such as congestive heart failure, diabetes and others have contributed to demonstrated results including: improvement in CHF treatment and decrease in hospitalization; reduced rate of heart attacks and strokes; and reduced hospitalization for cancer patients.

         Once the merger is consummated, it is the intention of the combined organization to take the steps necessary to extend each company's "best practice" programs to the other's membership as soon as is practicable.

         PACIFICARE'S FINANCIAL CONDITION AND STABILITY WILL BE IMPROVED THROUGH A MERGER WITH UHG. We anticipate that all of PacifiCare's existing debt of $1.1 billion and the resulting quarterly interest payments will be extinguished, thus allowing more competitive operating performance and pricing. UHG currently has an investment grade rating of "A" from Standard & Poors and Moody's, which is higher than any other managed care company. UHG anticipates maintaining that investment grade rating following completion of the Merger.

         In addition, the proposed Merger will reduce PacifiCare's vulnerability to unforeseen shifts in national Medicare funding and policy. Once combined, UHG will have approximately $60 billion in revenues, of which approximately 20 percent will be derived from the federal government. The diversification of UHG's revenue streams will help maintain greater continuity of products and service areas for PacifiCare over time. This creates the opportunity to improve service and stability to PacifiCare's customers and contracted providers.

         STRENGTH IN COMMUNITY AND GIVING. Both PacifiCare and UHG are extremely active in the community through their respective nonprofit foundations and other community-relations activities.

         The PacifiCare Foundation provides financial resources to communities where PacifiCare employees live and work. In 2004, the PacifiCare Foundation made hundreds of donations resulting in millions of dollars of assistance to community organizations not only in California but across the country. Through the PacifiCare Foundation, PacifiCare has supported innovative programs and unique approaches to bring health care to underserved communities, fulfilled the wishes of those facing terminal illnesses, encouraged young scholars studying to become health professionals, and provided people and much-needed resources to scores of local nonprofit agencies - from food banks and homeless shelters to literacy programs and senior services.

         The United Health Foundation's mission is to support health and medical decisions made by physicians, health professionals, community leaders and individuals that lead to better health outcomes and healthier communities. For example, the United Health Foundation spends millions each year to distribute free copies of the BMJ Publishing Group's international resource of the best-available evidence for effective clinical care "Clinical Evidence" to physicians across the country. The United Health Foundation also spends millions of dollars educating women ages 25-50 in how to best use evidence-based clinical principles to make appropriate health choices for themselves and their families. In addition, the United Health Foundation works in partnership with the American Public Health Association and Partnership for Prevention to educate communities of the healthiness of each state's population and the nation as a whole through the publication of "America's Health: State Health Rankings--a call to action for people and their communities." This project encourages and supports people in the process of involvement that can lead to improvement of the overall health of their community and of their state. Over the past few years, the United Health Foundation has also been extremely attentive to the problems of the uninsured. In fact, UHG has consistently and publicly advocated for a process that clearly defines what constitutes a basic health benefit package and then worked to deliver these basic benefits to everyone. As a consequence of this interest, UHG has spearheaded an effort to seek consensus between the major forces that will determine the political reality of achieving such a solution. A multi-stakeholder process was created as a result and continues to work diligently to achieve this goal. In the interim, given the reality of 43 million uninsured people and the health consequences that result, the United Health Foundation now supports three community-based health centers to make the transformation to become true Centers of Excellence that expand access to the highest quality of care for key diseases in underserved communities. Community clinics in Washington D.C., New York City and Miami each received a three-year, multi-million dollar grant to reconfigure and augment their resources based upon the best models of quality and efficient comprehensive care. With this support, these community clinics have become places of choice, not of last resort.

         Once the Merger is completed, it is the intention of the combined organization to continue supporting community activities and decisions that lead to better health outcomes and healthier communities.

Target Date for Completing the Merger
-------------------------------------

         The current target date for completion of the Merger is September 30, 2005, or as soon thereafter as all regulatory approvals are obtained. The Plan therefore respectfully requests that the Director issue an order approving the change in control on or before September 30, 2005.

Overview of Exhibit E-1
-----------------------

         The Notice consists of this Exhibit E-1 and the additional exhibits identified herein. Section I provides background on UHG. Section II describes the change in control that will result from the Merger. Section III demonstrates that the Merger will have no adverse impact on the Plan's organizational or administrative capacity or its financial viability. Section IV demonstrates that the Merger will have no adverse or material impact on the Plan's health care delivery system, subscribers, enrollees, or providers.
Section V identifies the exhibits filed as part of the Notice, including those items and exhibits that are the subject of the Plan's request for confidential treatment. In short, the Notice amply demonstrates that the Merger will have no adverse impact on the Plan's existing or continued compliance with the Act, and will not in any way impede the Department's continued ability to enforce the provisions of the Act with respect to the Plan.

I.       BACKGROUND ON UHG
         -----------------

         UHG, incorporated on January 25, 1977, and formerly known as United HealthCare Corporation, is a publicly traded Minnesota general business corporation (NYSE symbol: UNH). Exhibit F-1-a-i is a copy of UHG's amended Articles of Incorporation. Exhibit F-1-a-ii is a copy of UHG's Bylaws. There are no plans to amend UHG's Articles or Bylaws prior to the effective time of the Merger. If any such amendments occur, the Plan will amend this Notice to include the amended Articles or Bylaws as the case may be. Exhibit G-2-a is UHG's executed Authorization for Disclosure of Financial Records.

         UHG is the ultimate parent of all of the UHG affiliates. It functions primarily as a holding company, and thus, has not qualified to do business in any jurisdiction other than Minnesota. Its operating subsidiaries, however, operate in all 50 states, the District of Columbia, Guam, Puerto Rico, the U.S. Virgin Islands and internationally.

         As a diversified health and well-being company, and a recognized leader in designing, organizing and managing health and wellness services, UHG manages approximately $60 billion in aggregate health care spending. Through its subsidiary insurers, health maintenance organizations, third party administrators and other service providers, UHG provides approximately 55 million Americans access to quality, cost-effective health care services through more than 460,000 physicians and 4,200 hospitals across the United States. The company directs its resources into designing products, providing services, and applying technologies that improve access to health and well-being services, simplify the health care experience, promote quality, and make health care more affordable. PHS consumers, including Plan enrollees and other California consumers, will benefit from UHG's assets and capabilities, which complement those of PHS.

         UHG is the ultimate parent to the following specialized health care service plans licensed under the Act: ACN Group of California, Inc., Dental Benefit Providers of California, Inc., Pacific Union Dental, Inc., Spectera Vision Services of California, Inc., and U.S. Behavioral Health Plan of California. These plans and other UHG affiliates are depicted in the UHG organization chart set forth in Exhibit L-1 hereto.

UHG Capital Structure
---------------------

         As of March 31, 2005, UHG had total assets of $28.218 billion. Its debt consists of $400 million in commercial paper and current maturities of long-term debt and $3.850 billion in long-term debt, resulting in a debt to total capital ratio of 28.7 percent, and shareholders' equity of $10.555 billion. Its shares are publicly traded on the NYSE and as of June 24, 2005, it had 1,255,097,891 shares outstanding.

Major Business Segments
-----------------------

         UHG conducts its business primarily through four business segments:
(1) Uniprise; (2) Health Care Services, which includes United Healthcare, Ovations and AmeriChoice businesses, (3) Specialized Care Services; and (4) Ingenix. Each major segment is described below and identified in Exhibit L-1, an organization chart depicting UHG and its affiliates, pre-Merger. Exhibit M-1-a is a narrative description of Exhibit L-1.

         1.       Uniprise
                  --------

         Uniprise serves the employee benefit needs of large organizations by developing cost-effective health care access and benefit strategies programs, technology and service-driven solutions tailored to the specific needs of each customer. Together with its affiliates, Uniprise's core business provides comprehensive, integrated health benefit services to multi-location employers with more than 5,000 employees, and specializes in large volume transaction management, large-scale benefit design, and innovative technology solutions designed to manage and control medical care costs, facilitate access to care; and transform complex administrative processes into simpler, efficient, high quality automated processes. Uniprise has developed internet-based administrative and financial applications for physician and other health care provider inquiries and transactions, customer-specific data analysis for employers, and consumer access to personal information and services.

         2.       Health Care Services
                  --------------------

         The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses.

         UNITEDHEALTHCARE. UnitedHealthcare coordinates health and well-being services on behalf of local employers and consumers nationwide.
UnitedHealthcare's products are primarily marketed to small and mid-size employers with up to 5,000 employees. As of December 31, 2004, this business served approximately 11 million individuals.

         OVATIONS. Ovations provides health and well-being services for Americans age 50 and older, addressing their unique needs for preventative and acute health care services, as well as for services dealing with chronic disease, and services responding to specialized issues relating to their overall well-being. Ovations provides products and services in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. Ovations offers a range of health insurance products and services to AARP members.

         Ovations offers a pharmacy discount card program, with approximately
1.8 million users, providing access to retail and mail order pharmacy services, and a complimentary health and well-being catalog. Ovations' Senior & Retiree Services division, through its affiliates, provides health care coverage for the seniors market primarily through the Medicare Advantage (formerly Medicare+Choice) program administered by the Centers for Medicare and Medicaid Services ("CMS").

         Through its Evercare division, Ovations offers complete, individualized care planning and care benefits for aging, vulnerable and chronically ill individuals, serving approximately 70,000 persons across the nation in nursing homes, community-based settings and private homes. Ovations offers products including enhanced medical coverage to frail, elderly and chronically ill populations in both nursing homes and community settings.

         AMERICHOICE. AmeriChoice is a dedicated business unit which works exclusively with selected states to address the needs of their medically vulnerable populations under their Medicaid and other programs for the uninsured. AmeriChoice provides health insurance coverage to eligible Medicaid beneficiaries in exchange for a fixed monthly premium per member from the applicable state. As of December 31, 2004, AmeriChoice organized health care resources and benefits for more than 1.3 million beneficiaries of Medicaid and other government-sponsored health care programs in 13 states.

         3.       Specialized Care Services
                  -------------------------

         Specialized Care Services is a portfolio of specialized health and well-being companies. Through United Behavioral Health and its affiliated companies, Specialized Care Services provides behavioral health care benefit services, employee assistance programs and psychiatric disability benefit services that reach more than 22 million individuals.

         Optum provides personalized health services through its care management, condition management, and longitudinal care management products, and health information assistance, support and related services designed to improve the health and well-being of the more than 24 million individuals it serves.

         United Resource Networks is the gateway to highly specialized critical care programs at more than 160 medical centers in the United States for approximately 46 million individuals.

         Dental Benefit Providers and affiliates provide dental benefit management and related services through relationships with nearly 65,000 contracted dental providers for approximately 4 million individuals.

         PacificDental Benefits was acquired by Specialized Care Services on May 31, 2005 and provides dental benefit management and related services to approximately 713,000 individuals.

         National Benefit Resources is a managing general underwriter that originates and administers medical stop loss insurance provided to employers with self-funded employee benefit plans.

         Spectera is Specialized Care Services' operating platform for the vision benefit market. Spectera administers vision benefits for approximately nine million individuals through employer sponsored benefit plans. Spectera provides comprehensive vision care services through its national network of more than 19,000 private doctors' offices and retail store locations.

         ACN Group provides benefit administration, network management and access to chiropractic, physical therapy and other complementary and alternative health care services through its network of contracted providers to approximately 19 million consumers.

         Through its Unimerica Workplace Benefits group and licensed insurance company, Specialized Care Services markets the sale of group life and accident insurance and complementary group insurance products to small, medium and large employer groups.

         4.       Ingenix
                  -------

         Ingenix operates in the field of health care information, serving multiple health care markets on a business-to-business basis. Ingenix products include databases for benchmarking and reimbursement methodology development, software to analyze and report costs and utilization of services, data management services, physician credentialing and provider directory services, HEDIS reporting, fraud and abuse detection and prevention services, and claims editing software.

Officers and Directors
----------------------

         Exhibit L-1-a is an organizational chart showing UHG's management structure, including its directors and executive officers. Exhibit M-1-a includes a narrative description of Exhibit L-1-a. Exhibit M-2-c includes the names, business addresses and biographical information of the current directors and executive officers. UHG's current officers and directors will not change as a result of the Merger.

Acquisition LLC
---------------

         UHG will acquire the Plan and its affiliates by the merger of PHS with and into Acquisition LLC, a newly-formed limited liability company, which was organized under the laws of Delaware on June 30, 2005. Acquisition LLC is a wholly-owned subsidiary of UHG. As a result of the Merger, the separate corporate existence of PHS will cease, and Acquisition LLC will change its name to PacifiCare Health Systems, LLC and survive as a wholly-owned subsidiary of UHG. Alternatively, under certain circumstances set forth in the Merger Agreement, at UHG's option, the transactions contemplated by the Merger Agreement shall be effected by merging a direct wholly-owned corporate subsidiary of UHG with and into PHS, with PHS being the surviving entity. (See Exhibit E-4, ss.1.08.)

         Exhibit F-1-d is a copy of Acquisition LLC's Certificate of Formation. Exhibit F-1-d-i is a copy of Acquisition LLC's Limited Liability Company Agreement ("LLC Agreement"). There are no plans to amend the Certificate or LLC Agreement prior to the effective time of the Merger. If any such amendments occur, the Plan will amend this Notice to include the amended Certificate or LLC Agreement as the case may be. Exhibit G-2-b is Acquisition LLC's executed Authorization for Disclosure of Financial Records. Within 10 business days of the effective date of the Merger, the Plan will file an Authorization for Disclosure of Financial Records executed by the surviving entity, which will be named PacifiCare Health Systems, LLC.

         Exhibit L-3 is a chart depicting Acquisition LLC's organizational structure. Exhibit M-1-b is a narrative description of Exhibit L-3. Exhibit M-2-c-i includes statements regarding individuals occupying certain positions at Acquisition LLC. There will be no change in Acquisition LLC's member, managers or executive officers as a result of the Merger.

Acquisition LLC Capital Structure
---------------------------------

         Acquisition LLC is a Delaware single member limited liability company, of which UHG is the single member holding all interests in it. Acquisition LLC has no debt.

II.      THE PROPOSED CHANGE IN CONTROL
         ------------------------------

         The Plan is currently an indirect subsidiary of PHS. A change in control will occur upon closing of the transactions contemplated in the Merger Agreement, at which time UHG will indirectly own 100% of the Plan's voting securities. In accordance with the Merger Agreement, UHG will acquire the Plan and its affiliates by the merger of PHS with and into Acquisition LLC. As a result of the Merger, the separate corporate existence of PHS will cease, and Acquisition LLC will survive as a wholly-owned subsidiary of UHG. Acquisition LLC will be renamed PacifiCare Health Systems, LLC, and succeed to the rights and obligations of PHS. With Acquisition LLC indirectly owning all of the outstanding voting securities of the Plan, the Plan will become an indirect, wholly-owned subsidiary of UHG.

         Alternatively, under certain circumstances set forth in the Merger Agreement, at UHG's option, the transactions contemplated by the Merger Agreement shall be effected by merging a direct wholly-owned corporate subsidiary of UHG with and into PHS, with PHS being the surviving entity. (See Exhibit E-4, ss.1.08.) Exhibit L-2 shows the organizational structure of UHG and its affiliates (including the Plan) following completion of the Merger. The Plan will file an amendment to this Notice in the event the parties amend the Merger Agreement in any way prior to completion of the transactions contemplated therein.

Merger Consideration
--------------------

         Upon completion of the Merger, each outstanding share of PHS common stock (other than shares held by PHS as treasury stock or held by a person who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware law) will be converted into the right to receive 1.10 shares of UHG's common stock, par value $0.01 per share, and $21.50 in cash. (See Exhibit E-4, ss.2.01(c).) Such stock and cash are collectively referred to here as the "Merger Consideration." The exchange ratio is fixed and will not be adjusted to reflect changes in the market price of UHG's common stock prior to the date of the Merger. Accordingly, the implied value of the Merger Consideration will fluctuate with the market price of UHG's common stock.

Valuation and Fairness Opinions
-------------------------------

         The basis and terms of the Merger, including the Merger Consideration, resulted from arm's-length negotiations between the respective management and representatives of UHG and PHS. UHG performed a comprehensive due diligence investigation of PHS and its subsidiaries and utilized widely accepted valuation techniques, including discounted cash flow and guideline company methodologies, among other factors, to obtain an indication of value for determining the amount of the Merger Consideration. Exhibit E-1-d consists of copies of the two fairness opinions provided to the PHS board of directors.

Board Resolutions and LLC Consent
---------------------------------

         The UHG and PHS boards of directors and the sole member of Acquisition LLC, after a comprehensive due diligence review and analysis under accepted valuation techniques, have approved the transactions contemplated by the Merger Agreement, determining that the Merger Agreement and related agreements are advisable and in the best interests of their respective stockholders and in the case of Acquisition LLC, its member. Resolutions of the UHG and PHS boards of directors authorizing the Merger Agreement and the Written Consent of Acquisition LLC's sole member authorizing the Merger Agreement are filed as Exhibit E-1-a, Exhibit E-1-b, and Exhibit E-1-c, respectively. The Merger Agreement does not require approval of the Plan's board of directors.

PHS Shareholder Approval
------------------------

         Completion of the Merger will require the approval of PHS shareholders. The Plan will provide appropriate notice to the Department following such approval. The Merger does not require the approval of UHG shareholders since it does not involve the issuance of more than 20 percent of the outstanding stock of UHG.

Financing Arrangements
----------------------

         Neither the Plan, nor any of its current affiliates will be party to any financing arrangements related to the Merger.

         UHG expects to fund the cash portion of the Merger Consideration through a combination of available cash held by UHG and the issuance of commercial paper (unsecured, short-term promissory notes to institutional investors). UHG expects to re-finance the commercial paper issuance through the issuance of corporate bonds (the "Refinancing Bonds"). The timing of the issuance of the Refinancing Bonds will be dependent upon bond market conditions, but is expected to occur within twelve months of the closing of the Merger. On June 30, 2005, UHG executed a commitment letter with two financial institutions, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., in which the institutions agreed to provide a $3 billion loan facility with a 364 day term (the "364-Day Credit Facility") to serve as backup liquidity to the proposed commercial paper issuance. The 364-Day Credit Facility will be terminated upon issuance of the Refinancing Bonds. The terms of the 364-Day Credit Facility are substantially similar to UHG's existing revolving credit facility.

         In connection with the issuance of any commercial paper or Refinancing Bonds, UHG will not pledge its own securities or the securities of any of its insurance or HMO subsidiaries (including the Plan), nor will any such insurance or HMO subsidiary (including the Plan) provide any guarantees, pledge any assets or issue debt or equity to repay any commercial paper or other debt obligations of UHG.

         UHG is, however, a holding company which depends on its regulated and unregulated operating subsidiaries for income. As such, UHG anticipates receiving dividends from its operating subsidiaries in the ordinary course of business and subject to applicable state law, and such dividends will be used to pay the interest and principal on the commercial paper and any corporate bond financing. Limitations on payment of dividends are addressed in more detail below under "Financial Representations."

         The existing debt of PHS is expected to be repaid upon completion of the Merger through a combination of (1) available cash and cash equivalents and
(2) a loan from UHG to PHS for the remainder of the debt. Neither the Plan, nor any other regulated subsidiary will be a party to or an obligor on any loan between UHG and PHS, and no pledge of assets or guarantees will be given by or on behalf of the Plan or any of UHG's other regulated subsidiaries in connection with the repayment of PHS's debt upon the completion of the Merger.

Financial Projections
---------------------

         The Plan will soon file an amendment to include in the confidential portion of the Notice:

   1. A projected balance sheet and income statement (including a cash flow schedule) for PHS covering the four quarters immediately preceding the Merger;

   2. A projected balance sheet and income statement (including a cash flow schedule) for UHG covering the four quarters immediately preceding the Merger; and

   3. A projected cash flow schedule (including dividends or other cash distributions) for the Plan and the combined UHG entity for the five years following completion of the Merger. The projections will be on a quarterly basis for the first year and on an annual basis for each of the four succeeding years, and will include all assumptions. Operating synergy cost savings will be projected through December 31, 2006.

         The target date for completing the Merger is September 30, 2005. To be conservative, however, the projections will assume a completion of the Merger on December 31, 2005.

Rating Reports
--------------

         Exhibit E-1-e includes rating reports issued by Standard & Poors, Moody's Investors Service, and A.M. Best Company following announcement of the Merger.

Regulatory Filings in California and Other States
-------------------------------------------------

         The parties' respective obligations to complete the Merger are subject to the prior satisfaction of certain conditions, including the receipt of all necessary regulatory approvals, including approval of the DMHC. In connection with the Merger, UHG has submitted to the California Department of Insurance ("DOI") a Form A, Statement Regarding the Acquisition of Control of a Commercially Domiciled Insurer, relating to its proposed acquisition of the Plan's insurance company affiliate, PacifiCare Life & Health Insurance Company. The Plan has concluded the Merger is not subject to the review or approval of any other California regulatory or administrative agencies, other than the DMHC and DOI. The Merger is, however, pending regulatory review in the following other states: Arizona, Colorado, Indiana, Nevada, Oklahoma, Oregon, Texas, Washington and Wisconsin.

Filings with Federal Agencies
-----------------------------

         In connection with the Merger, UHG and PHS will soon be submitting filings with the U.S. Securities and Exchange Commission ("SEC"), the Federal Trade Commission ("FTC"), and the U.S. Department of Justice Antitrust Division. The Plan will amend this Notice to include copies of the SEC, FTC and Antitrust Division filings (and any future material amendments to the federal filings, if applicable) after they have been submitted. Additionally, the Plan will submit an informational filing to the Centers for Medicare and Medicaid Services. The Merger does not require the review or approval of any federal agencies, except as noted above.

Timelines and Plans for Implementation
--------------------------------------

         The current target date for completion of the Merger is September 30, 2005, or as soon thereafter as all regulatory approvals are obtained. The Plan therefore requests that the Director issue an order approving the change in control on or before September 30, 2005. The Plan anticipates that a Certificate of Merger will be filed in the State of Delaware on or about September 30, 2005, subject to receipt of all regulatory approvals.

         UHG has no current plans to merge or consolidate the Plan with any person or persons, or to make any other material change in any of the Plan's business operations or corporate structure resulting from or caused by the Merger. As discussed herein, the Merger will not result in any material changes to the administrative or operational features of the Plan or its executive management. The Plan will file appropriate amendments to this Notice or to its other plan documents in the event plans for any such changes are developed before or following completion of the Merger.

         Officers and Directors
         ----------------------

         The directors and officers of the Plan will not change as a result of the Merger, and no Plan directors or officers will serve on boards or committees interlocking with boards or committees of UHG or Acquisition LLC.

         Executive Compensation
         ----------------------

         A summary of the impact of the proposed Merger on executive compensation is included in Exhibit E-1-f.


III.     NO ADVERSE IMPACT ON ORGANIZATIONAL OR
         --------------------------------------
         ADMINISTRATIVE CAPACITY OR FINANCIAL VIABILITY
         ----------------------------------------------

         The Plan's Articles of Incorporation and Bylaws will not change as a result of the Merger. Immediately following completion of the Merger, the Plan will continue to maintain its separate corporate existence and will continue to be managed from its current headquarters. As noted above, UHG has no current plans to merge or consolidate the Plan with any person or persons, or to make any other material change in any of the Plan's business operations or corporate structure resulting from or caused by the Merger.

Organizational/Administrative Capacity
--------------------------------------

         Except as set forth in this Notice, the proposed transaction will not have any impact on the Plan's organizational or administrative capacity. Specifically, there are no plans to remove Plan books or records from the State of California, nor any current plans to materially change Plan staffing levels, information systems (including eligibility and claims processing systems), or current policies or procedures for the marketing, supervision of marketing, or solicitation of Plan contracts as a result of the Merger.

         Following consummation of the Merger, UHG currently expects that the Administrative and Solicitor Firm Services Agreement in effect between PHPA and the Plan will remain in effect. Since the PHPA employees are expected to become employees of United HealthCare Services, Inc. ("UHS"), certain administrative responsibilities of PHPA under such agreement may be delegated to UHS, the UHG subsidiary that provides various management and administrative services to affiliates throughout the UHG holding company system.

         Prior to completion of the Merger, the Plan will file appropriate amendments to this Notice in the event the parties develop any proposals to change Plan operations in any material respect, whether the change is of a type described above or otherwise. Following completion of the Merger, the Plan will submit appropriate filings with regard to future structural or operational changes in its plan business.

Financial Viability
-------------------

         The Merger will have no adverse impact on the Plan's financial viability. Following completion of the Merger, the Plan will continue to meet or exceed all financial viability and TNE requirements set forth in the Act and applicable Rules. The Plan will submit an appropriate filing prior to executing any new or amended tax sharing arrangements.

         No Transaction Expense Charged to the Plan
         ------------------------------------------

         No transaction expenses resulting from the Merger will be charged to the Plan directly or indirectly, through administrative services agreements, allocation of administrative costs, or otherwise.

         Financial Representations
         -------------------------

         As noted above, neither the Plan, nor any of its current affiliates will be party to any financing arrangements in connection with the Merger. In addition, the Plan makes the following representations:

1. The Plan will not declare or pay dividends, make other distributions of cash or property, or in any other way upstream any funds or property if such actions would cause the Plan to fail to comply with the tangible net equity requirements of Rule 1300.76 at all times or would result in insufficient working capital or insufficient cash flows necessary to provide for the retirement of existing or proposed indebtedness as it comes due or that would adversely affect the ability of the Plan to provide health care services required by the Act or applicable Rules.

2. The Plan will not co-sign or guarantee any portion of any current or future loans and/or credit agreements entered into by the shareholders, or any affiliates, and the Plan will not permit any portion of loans obtained pursuant to credit agreements or otherwise, by shareholders or affiliates to be assumed by the Plan; and the Plan will not pledge or hypothecate its assets or capital stock in any way in connection with any current or future loans of shareholders or affiliates without the prior submission of a Notice of Material Modification as required under Health and Safety Code section 1352 and prior approval by the Department.

3. The Plan will ensure that written disclosure of representations (1) and (2) above is given to any and all current/future holders of any loans and/or credit agreements or any affiliates of shareholders or any affiliate of the Plan to the extent that Plan assets and/or stock are involved in such loans and/or credit agreements to ensure that the holder of such instrument(s) has written notice that the satisfaction of any obligations under such instruments is subordinated to the Plan's obligations under the Act and Rules thereunder.

         Fiscal Arrangements
         -------------------

         Following completion of the Merger, there will be no change in persons who have loaned funds to the Plan for the operation of its business, and the Plan will maintain its existing reserves, which will not be adversely impacted by the Merger. The Plan's existing arrangements for required bonds and insurance (including D&O coverage) will remain in place until they can be transitioned over several months following completion of the Merger to bonds and insurance coverage maintained by UHG for all of its affiliates, with terms at least as favorable as the Plan's existing arrangements.

         Dividends or Distributions
         --------------------------

         UHG has no plans or proposals to liquidate the Plan, merge or consolidate the Plan with any person or persons, or to make any material change in any of the Plan's business operations or corporate structure resulting from or caused by the Merger. Nor are there any plans to declare an extraordinary dividend, make other distributions, or to sell any of the Plan's assets (except for investment transactions and minor asset dispositions in the ordinary course of business or dividend payments consistent with the Plan's past practice).

IV.      NO ADVERSE IMPACT ON HEALTH CARE DELIVERY SYSTEM,
         -------------------------------------------------
        SUBSCRIBERS OR ENROLLEES
        ------------------------

         The Merger will have no adverse impact on the Plan's health care delivery system. For example, there will be no changes to the Plan's:

         a)   Geographical service area (Exhibit H)
         b)   Provider network (Exhibits I-1 through I-3)
         c)   Calculation of provider-enrollee ratios (Exhibit I-4)
         d)   Standards of accessibility (Exhibit I-5)
         e)   Referral system (Exhibit I-5)
         f)   Quality assurance program (Exhibit J)
         g)   Utilization management system (Exhibit I-6, Exhibit J)
         h)   Provider contracts (Exhibit K)
         i)   Subscriber agreements or disclosure documents
              (Exhibits P, Q, S, T, and U)
         j)   Grievance resolution policies or procedures (Exhibit W)
         k) Pharmacy benefits (including its formulary, pharmacy benefits manager, or drug exclusions) (Exhibits U and K) l)
         l)   Preventive or disease management programs or services (Exhibit U)

V.       EXHIBITS INCLUDED IN THE NOTICE

         The Notice is based on this Exhibit E-1 and the following exhibits:

Exhibit D-2             Filings with Other State and Federal Agencies

Exhibit E-1-a           UHG Board Resolution Authorizing Merger Agreement

Exhibit E-1-b           PHS Board Resolution Authorizing Merger Agreement

Exhibit E-1-c           Acquisition LLC Written Consent Authorizing Merger
                        Agreement

Exhibit E-1-d           Fairness Opinions Provided to PHS Board of Directors

Exhibit E-1-e           Rating Reports

Exhibit E-1-f           Executive Compensation Summary

Exhibit E-4             Agreement and Plan of Merger dated as of July 6, 2005
                        by and among UHG, Acquisition LLC and PHS, with Redacted Company Disclosure Letter.

Exhibit E-8             Confidential Unredacted Company Disclosure Letter

Exhibit F-1-a-i         UHG Amended Articles of Incorporation

Exhibit F-1-a-ii        UHG Bylaws

Exhibit F-1-d           Acquisition LLC Certificate of Formation

Exhibit F-1-d-i         Acquisition LLC Limited Liability Company Agreement

Exhibit F-3             Controlling Persons

Exhibit F-4             Criminal, Civil and Administrative Proceedings

Exhibit G-2-a           UHG Authorization for Disclosure of Financial Records

Exhibit G-2-b           Acquisition LLC Authorization for Disclosure of
                        Financial Records

Exhibit GG-1-a          UHG Annual Reports to Shareholders (including UHG
                        Audited Consolidated Financial Statements and auditor's reports) for fiscal years ended: December 31, 2000, December 31, 2001, December 31, 2002, December 31, 2003, and December 31, 2004

Exhibit GG-1-a-i        UHG Form 10-Q for the period ended March 31, 2005

Exhibit L-1             Organization Chart -- UHG and affiliates (pre-Merger)

Exhibit L-1-a           Organization Chart -- UHG Directors and Officers

Exhibit L-2             Organization Chart -- post-closing affiliations of UHG,
                        Acquisition LLC (PacifiCare Health Systems, LLC), PHS and the Plan

Exhibit L-3             Organization Chart -- Acquisition LLC Managers and
                        Officers (Pre-Merger)

Exhibit L-3-a           Organization Chart -- Acquisition LLC Managers and
                        Officers (Post-Merger)

Exhibit M-1-a           Narrative Description of UHG Organization Chart
                        (Pre-Merger)

Exhibit M-1-a-i         Narrative Description of UHG Organization Chart
                        (Post-Merger)

Exhibit M-1-b           Narrative Description of Acquisition LLC Organization
                        Chart (Pre-Merger)

Exhibit M-1-b-i         Narrative Description of Acquisition LLC Organization
                        Chart (Post-Merger)

Exhibit M-2-c           Statements re Individuals Identified in Exhibits L-1-a

Exhibit M-2-c-i         Statements re Individuals Identified in Exhibits L-3
                        and L-3-a

         Based on the above, the Plan respectfully requests that the Director issue an Order approving the change in control as described in this Notice.


Additional Information about the Acquisition and Where to Find It

         In connection with the proposed merger (the "Merger") of PacifiCare Health Systems, Inc. ("PacifiCare") and UnitedHealth Group Incorporated ("UnitedHealth Group") and the other transactions contemplated by the Agreement and Plan of Merger between PacifiCare, UnitedHealth and Point Acquisition LLC, dated as of July 6, 2005 (the "Merger Agreement"), on August 11, 2005 UnitedHealth Group filed preliminary materials with the Securities and Exchange Commission (the "SEC"), including a registration statement on Form S-4 that contains a preliminary prospectus and a preliminary proxy statement. These materials are not yet final and will be amended. INVESTORS AND HOLDERS OF PACIFICARE COMMON STOCK ARE URGED TO READ THE DEFINITIVE VERSIONS OF THE PROSPECTUS AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PACIFICARE, UNITEDHEALTH GROUP AND THE MERGER. The preliminary materials filed on August 11, 2005, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by PacifiCare or UnitedHealth Group with the SEC, may be obtained for free at the SEC's website, http://www.sec.gov. In addition, investors and PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by a written request to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations.

Participants in the Solicitation

         PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the transactions contemplated by the Merger Agreement. Information about the directors and executive officers of PacifiCare is set forth in the proxy statement for PacifiCare's Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants in the Merger and the other transactions contemplated by the Merger Agreement by reading the prospectus and proxy solicitation statement if and when they become available.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
--------------------------

This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "could," "may," "project," "will" and variations thereof or similar expressions identify forward-looking statements, which generally are not historical in nature. These forward-looking statements are based on current expectations and projections about future events. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the Merger with UnitedHealth, to achieve expected synergies and operating efficiencies in the Merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the Merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Merger; the regulatory approvals required to complete the Merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the Merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.